Exhibit 99.1

ALCOBRA LTD. AND ITS SUBSIDIARY

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2014

U.S. DOLLARS IN THOUSANDS

UNAUDITED

INDEX

Page

Consolidated Balance Sheets	2 - 3

Consolidated Statements of Operations	4

Statements of Changes in Shareholders' Equity	5

Consolidated Statements of Cash Flows	6

Notes to Consolidated Financial Statements	7 - 12

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ALCOBRA LTD. AND ITS SUBSIDIARY

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	June 30,	December 31,
	2014	2013
	Unaudited
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$6,912	$22,095
Short-term bank deposit	32,025	28,008
Receivables and prepaid expenses	1,022	115

Total current assets	39,959	50,218

LONG-TERM ASSETS:
Other long-term assets	107	57
Property and equipment, net	105	49

Total long-term assets	212	106

TOTAL ASSETS	$40,171	$50,324

The accompanying notes are an integral part of the interim consolidated financial statements.

ALCOBRA LTD. AND ITS SUBSIDIARY

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands, (except share and per share data)

	June 30,		December 31,
	2014		2013
	Unaudited
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$1,457		$47
Accrued expenses and other liabilities	3,296		1,589

Total current liabilities	4,753		1,636

SHAREHOLDERS' EQUITY:
Ordinary shares of NIS 0.01 par value - 50,000,000 shares authorized at June 30, 2014 and December 31, 2013; 13,999,733 and 13,941,033 issued shares at June 30, 2014 and December 31, 2013, respectively; 13,695,409 and 13,636,709 shares outstanding at June 30, 2014 and December 31, 2013, respectively	39		39
Treasury shares (304,324 ordinary shares at June 30, 2014 and December 31, 2013)	-	*)	-	*)
Additional paid- in capital	69,659		67,383
Accumulated deficit	(34,280)		(18,734)

Total shareholders' equity	35,418		48,688

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$40,171		$50,324

*)	Represents an amount lower than $1.

The accompanying notes are an integral part of the consolidated financial statements.

ALCOBRA LTD. AND ITS SUBSIDIARY

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands, (except share and per share data)

	Six months ended
	June 30,
	2014	2013
	Unaudited

Research and development expenses	$11,440	$396
Pre commercialization expenses	1,089	-
General and administrative	3,137	1,114

Operating loss	15,666	1,510

Financial expenses (income), net	(135)	206

Loss before taxes on income	15,531	1,716
Taxes on income	15	-

Net loss attributable to holders of Ordinary shares	$15,546	$1,716

Net basic and diluted loss per share	$(1.14)	$(0.20)
Weighted average number of Ordinary shares used in computing basic and diluted net loss per share	13,649,427	8,397,070

The accompanying notes are an integral part of the consolidated financial statements.

ALCOBRA LTD. AND ITS SUBSIDIARY

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands, except share data

	Ordinary shares			Preferred A shares			Preferred B shares			Additional paid-in		Accumulated	Total shareholders'
	Number	Amount		Number	Amount		Number	Amount		capital		deficit	equity

Balance as of January 1, 2013	7,794,256	$4		-	$-	*)	-	$-	*)	$7,615		$(8,186)	$(567)
Exercise of options	208,708	1		-	-		-	-		28		-	29
Issuance of shares upon cashless exercise of warrants	85,192	-	*)	-	-		-	-		-		-	- *)
Issuance of shares upon conversion of convertible notes	123,553	-	*)	-	-		-	-		980		-	980
Issuance of shares upon initial public offering ($8.00 per share), net of $3,080 issuance expenses	3,125,000	28		-	-		-	-		21,892		-	21,920
Issuance of shares upon secondary public offering ($16.50 per share), net of $2,616 issuance expenses	2,300,000	6		-	-		-	-		35,328		-	35,334
Share based compensation related to options granted to consultants and employees	-	-		-	-		-	-		1,540		-	1,540
Net loss	-	-		-	-		-	-		-		(10,548)	(10,548)

Balance as of December 31, 2013	13,636,709	39		-	-	*)	-	-	*)	67,383		(18,734)	48,688
Exercise of options	-	-		-	-		-	-		-		-	-
Issuance of shares upon cashless exercise of warrants	58,700	-	*)	-	-		-	-		-	*)	-	- *)
Share based compensation related to options granted to consultants and employees	-	-		-	-		-	-		2,276		-	2,276
Net loss												(15,546)	(15,546)

Balance as of June 30, 2014 (unaudited)	13,695,409	$39		-	$-		-	$-		$69,659		$(34,280)	$35,418

*)	Represents an amount lower than $1.

The accompanying notes are an integral part of the consolidated financial statements.

ALCOBRA LTD. AND ITS SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands, except share data

	Six months ended
	June 30,
	2014	2013
	Unaudited
Cash flow from operating activities:
Net loss	$(15,546)	$(1,716)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	14	3
Interest on convertible notes	-	203
Stock based compensation	2,276	744
Gain from sale of property and equipment	-	1
Change in operating assets and liabilities:
Receivables and prepaid expenses	(907)	(4)
Decrease in long-term deposit	-	(4)
Other long-term assets	(50)	-
Trade payables	1,410	44
Accrued expenses and other liabilities	1,707	193

Net cash used in operating activities	(11,096)	(536)

Cash flow from investing activities:
Purchase of property and equipment	(70)	(3)
Investment in short-term bank deposit	(4,017)	(4,000)

Net cash used in investing activities	(4,087)	(4,003)

Cash flow from financing activities:
Issuance of share capital upon initial public offering	-	21,920
Proceeds from issuance of convertible notes	-	115

Net cash provided by financing activities	-	22,035

Increase (decrease) in cash and cash equivalents	(15,183)	17,496
Cash and cash equivalents at the beginning of the period	22,095	97
Cash and cash equivalents at the end of the period	6,912	17,593

Supplemental disclosure of non-cash activities:
Issuance of ordinary shares upon conversion of convertible notes	-	979

The accompanying notes are an integral part of the consolidated financial statements.

ALCOBRA LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share data

NOTE 1:-	GENERAL

a.	Alcobra Ltd. was incorporated in Israel and commenced its operation on February 7, 2008. During July 2013, a wholly-owned subsidiary was incorporated in the State of Delaware named Alcobra Inc. (the "Subsidiary").

b.	Alcobra Ltd. and the Subsidiary (collectively "the Company") are an emerging biopharmaceutical company primarily focused on the development and commercialization of a proprietary drug candidate, to treat Attention Deficit Hyperactivity Disorder ("ADHD"), and other potential cognitive dysfunctions including Fragile X. The Company's objective is to conduct additional clinical trials for its drug called MDX (the "Drug") and, if those trials are successful, seek marketing approval from the U.S. Food and Drug Administration (the "FDA") and other worldwide regulatory bodies.

c.	As reflected in the accompanying unaudited interim consolidated financial statements, the Company has not generated revenue from the sale of any product, and does not expect to generate significant revenue unless and until obtaining of marketing approval and commercializing the Drug. The Company incurred a loss for the six month period ended June 30, 2014 of $15,546 and had a negative cash flow from operating activities of $11,096 during the six month period ended June 30, 2014. The accumulated deficit as of June 30, 2014 is $34,280.

NOTE 2:-	UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The accompanying unaudited interim consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”) for interim financial information. Accordingly, they do not include all the information and footnotes required by U.S. GAAP for complete consolidated financial statements. The Company believes that the disclosures are adequate to make the information presented not misleading. These consolidated financial statements should be read in conjunction with the 2013 annual consolidated financial statements and the notes thereto.

Operating results for the six month period ended June 30, 2014 are not necessarily indicative of the results that may be expected for the year ended December 31, 2014.

ALCOBRA LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share data

NOTE 3:-	SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies applied in the annual consolidated financial statements of the Company as of December 31, 2013 are applied consistently in these consolidated financial statements. For further information, refer to the consolidated financial statements as of December 31, 2013.

a.	Use of estimates:

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates, judgments and assumptions. The Company's management believes that the estimates, judgments and assumptions used are reasonable based upon information available at the time they are made. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the dates of the consolidated financial statements, and the reported amounts of expenses during the reporting period. Actual results could differ from those estimates.

NOTE 4:-	CONTINGENT LIABILITIES AND COMMITMENTS

a.	The Company is engaged in two operating lease agreements for its facilities. Future minimum non-cancelable rental payments under the operating lease are $476.

b.	The Company has an operating lease agreement for its vehicles until 2017. Future minimum payments under the lease amounted to $18.

c.	Royalty bearing Government grants:

The Company partially financed its research and development expenditures under programs sponsored by the Office of Chief Scientist ("OCS") for the support of certain research and development activities conducted in Israel.

In connection with its research and development, the Company received $106 of participation payments from the OCS through June 30, 2014. In return for the OCS's participation, the Company is committed to pay royalties at a rate of 3%-5% of sales of the developed product linked to U.S dollars, up to 100% of the amount of grants received (100% plus interest at LIBOR). The Company's total commitment for royalties payable with respect to future sales, based on OCS participations received or accrued, net of royalties paid or accrued, totaled approximately $116 as of June 30, 2014. In addition, the OCS may impose certain conditions on any arrangement under which it permits the Company to transfer technology or development out of Israel.

ALCOBRA LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share data

NOTE 5:-	SHAREHOLDERS' EQUITY

a.	Share capital:

The Ordinary Shares confer upon their holders the right to participate and vote in general shareholders meetings of the Company and to share in the distribution of dividends, if any declared by the Company.

b.	2010 incentive option plan (“2010 Plan”):

A summary of the Company's options activity (for employees and directors) under the 2010 Plan is as follows:

	Six months ended June 30, 2014
	Number of options	Weighted average exercise price

Outstanding at beginning of period	805,300	$6.86
Granted	529,500	20.13

Outstanding at end of period	1,334,800	12.12

Vested and expected to vest	1,334,800	12.12

Options exercisable at the end of the period	506,921	$4.74

The weighted average grant date fair value of options granted during the period ended June 30, 2014 was $13.16. As of June 30, 2014, the weighted-average remaining contractual term of the outstanding options is 8.04 years. As of June 30, 2014, the weighted-average remaining contractual term of the exercisable options is 6.96 years; the aggregated intrinsic value of outstanding options is $8,505 and the aggregated intrinsic value of exercisable options is $6,625. As of June 30, 2014, the unrecognized compensation cost is $1,804 and $1,813 to be recognized in 2014 and 2015, respectively.

ALCOBRA LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share data

NOTE 5:-	SHAREHOLDERS' EQUITY (Cont.)

c.	Options granted to consultants:

The Company granted options to certain service providers and accounted for these options in accordance with ASC 505-50 (Equity-Based Payments to Non-Employees).

The outstanding options granted to the Company's consultants are as follows:

Grant date	Number of options		Exercise price	Expiration date

February 28, 2010	8,805		$2.1840	February 28, 2020
February 13, 2011	1,174		0.0005	February 13, 2021
February 17, 2011	3,804		0.0005	February 17, 2021

	13,783	*)

*) All options were fully vested on grant date.

d.	Warrants granted to underwriters:

The outstanding warrants granted to the Company's underwriters are as follows:

Grant date	Number of warrants	Exercise price	Expiration date

May 28, 2013	52,083	$12.00	May 28, 2015
May 28, 2013	52,083	16.00	November 28, 2015
May 28, 2013	52,084	20.00	May 28, 2016

	156,250

ALCOBRA LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share data

NOTE 5:-	SHAREHOLDERS' EQUITY(Cont.)

e.	Share-based payment:

The share based expense recognized in the consolidated financial statements for services received from employees and non-employees is shown in the following table:

	Six months ended June 30,
	2014	2013
	Unaudited

Research and development	1,015	177
Pre-commercialization expenses	294	-
General and administrative expenses	967	567

	2,276	744

NOTE 6:-	RELATED PARTY BALANCES AND TRANSACTIONS

Balances with related parties:

	June 30, 2014	December 31, 2013
	Unaudited

Other accounts payable	$23	$5

Related parties' expenses:

	Six months ended June 30,
	2014	2013
	Unaudited
Amounts charged to:

General and administrative expense	$341	$73

	$341	$73

ALCOBRA LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share data

NOTE 7:-	FINANCIAL EXPENSES, NET

	Six months ended June 30,
	2014	2013
Financial expenses:
Interest expense	$-	$2
Exchange rate	12	1
Convertible notes expenses	-	203

	12	206
Financial income:
Interest income	(147)	-

	(147)	-

	$(135)	$206

NOTE 8:-	SUBSEQUENT EVENTS

a.	On July 14, 2014, the Company filed a shelf registration statement with the U.S. Securities and Exchange Commission, of up to $100,000 of the Company Ordinary Shares, NIS 0.01 par value, which was declared effective on August 1, 2014.

b.	On December 16, 2014 the Board of Directors of the Company adopted the following resolutions:

(1)	Approval to increase the shares reserved for issuance upon exercise of options granted under the 2010 Plan by 232,500.
(2)	Approval of the grant by the Company (the "New Grant"), subject to the terms and condition of the 2010 Plan, of options to purchase 604,845 of the Company's Ordinary Shares, NIS 0.01 per share, at an exercise price of $3.29 per share subject to four year vesting.
(3)	Approval of the cancellation of 372,345 unvested options to certain officers as part of the New Grant.

c.	On November 14, 2014, a securities class action was filed in the United States District Court for the Southern District of New York against the Company and certain of its current and former executive officers. The main allegation is that the Company issued false and misleading analyst reports and ratings about the business operations which resulted in artificial inflation of the value of the Company's securities. The complaints alleged violation of Sections 10(b) and 20(a) of the Securities Exchange Act of 1934. The Company has not been served and at this preliminary stage cannot assess the exposure under such complaint.

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